UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934

                                (Amendment No.     )*


                        CAPCO AUTOMOTIVE PRODUCTS CORPORATION
                                   (Name of Issuer)


                            Common Stock ($.01 par value)
                            (Title of class of securities)


                                      139168108
                                    (CUSIP number)


                 Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and or any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  Page 1 of 7 Pages





          CUSIP No. 139168108            13G              Page 2 of 7 pages

          1  NAME OF REPORTING PERSON     Automotive Products Company
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 35-1902600

          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                    (b) [ ]
                 Not applicable.

          3  SEC USE ONLY

          4  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

          NUMBER OF SHARES BENEFICIALLY      5  SOLE VOTING POWER
          OWNED BY EACH REPORTING PERSON
          WITH                                         1,000,000

                                             6  SHARED VOTING POWER

                                                       Not applicable

                                             7  SOLE DISPOSITIVE POWER

                                                       1,000,000

                                             8  SHARED DISPOSITIVE POWER

                                                       Not applicable

          9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,000,000

          10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                     [ ]

                 Not applicable

          11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.0%

          12 TYPE OF REPORTING PERSON

                 CO







                                  Page 2 of 7 Pages





          CUSIP No. 139168108            13G              Page 3 of 7 Pages

          1  NAME OF REPORTING PERSON     Clark Equipment Company
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 38-0425350

          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                    (b) [ ]
                 Not applicable.

          3  SEC USE ONLY

          4  CITIZENSHIP OF PLACE OF ORGANIZATION
                 Delaware

          NUMBER OF SHARES BENEFICIALLY      5  SOLE VOTING POWER
          OWNED BY EACH REPORTING PERSON
          WITH                                         0*

                                             6  SHARED VOTING POWER

                                                       Not applicable

                                             7  SOLE DISPOSITIVE POWER

                                                       0*

                                             8  SHARED DISPOSITIVE POWER

                                                       Not applicable

          9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 0*

          10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                     [ ]

                 Not applicable

          11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0*

          12 TYPE OF REPORTING PERSON

                 CO

          * Clark Equipment Company may be deemed to be the beneficial owner of the shares of common stock owned by Automotive Products Company. Such shares of Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by the Reporting Persons.

                                  Page 3 of 7 Pages





          Item 1(a). Name of Issuer:

                         CAPCO AUTOMOTIVE PRODUCTS CORPORATION

          Item 1(b). Address of Issuer's Principal Executive Offices:

                         CAPCO Automotive Products Corporation
                         100 North Michigan Street
                         Fifth Floor
                         South Bend, IN  46634-9998

          Item 2(a). Name of Person Filing:

                         Clark Equipment Company ("Clark"), and its wholly-owned subsidiary, Automotive Products Company ("APCO") (Clark and APCO are collectively referred to as the "Reporting Persons")

          Item 2(b). Address of Principal Business Office or, if none,
          Residence:

                         The principal business address of the Reporting Persons is:

                         100 N. Michigan Street
                         P.O. Box 7008
                         South Bend, IN  46634

          Item 2(c). Citizenship:

                         Both Reporting Persons are organized under the laws of the state of Delaware.

          Item 2(d). Title of Class of Securities:

                         Common Stock ($.01 par value)

          Items 2(e). CUSIP Number:

                         139168108

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:










                                  Page 4 of 7 Pages





          (a) [ ] Broker or Dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                         Act,

          (d) [ ] Investment Company registered under Section 8 of the
                         Investment Company Act,

          (e) [ ] Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                         Section 240.13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company, in accordance with
                         Section 240.13d-1(b)(ii)(G); Note:  See Item 7,

          (h) [ ] Group, in accordance with Section 240.13d-(b)(1)(ii)(H).


          Item 4. Ownership.

                 (a) Amount beneficially owned:

                         1,000,000 shares of Common Stock

                 (b) Percent of class:

                         9.0%

                 (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:

                              1,000,000

                    (ii)  shared power to vote or to direct the vote:

                              0

                    (iii) sole power to dispose or to direct the
                          disposition of:

                              1,000,000





                                  Page 5 of 7 Pages





                    (iv) shared power to dispose or to direct the disposition of:

                              0

          Item 5. Ownership of Five Percent or Less of a Class.

                 Not applicable.


          Item 6. Ownership of More than Five Percent on Behalf of Another
          Person.

                 Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

          Item 8. Identification and Classification of Members of the
          Group.

                 Not applicable.

          Item 9. Notice of Dissolution of Group.

                 Not applicable.

          Item 10. Certification.

                 Not applicable.




















                                  Page 6 of 7 Pages





                                      SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             AUTOMOTIVE PRODUCTS COMPANY

          February 7, 1995                   By /S/ John J. Moran, Jr.
                                               Name:  John J. Moran, Jr.
                                               Title: Vice President
                                                      and Secretary






                                             CLARK EQUIPMENT COMPANY

          February 7, 1995                   By /S/ Bernard D. Henely
                                               Name:  Bernard D. Henely
                                               Title: Vice President,
                                                      General Counsel and
                                                      Secretary


























                                  Page 7 of 7 Pages